



04004081

SECU........ .... COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED
MAR - 1 2004
WASH. D.C.
PROCESSING

SEC FILE NUMBER

8- 49624

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING___01/01/03___ AND ENDING___12/31/03___
                                              MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SEABURY SECURITIES LLC

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

540 Madison Avenue, 17th Floor

(No. and Street)

New York	New York	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
John E. Luth   212-284-1130
                                                           (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Michael R. Sullivan & Company, Certified Public Accountants, P.C.

(Name – if individual, state last, first, middle name)

71 Clinton Road	Garden City	New York	11530
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 3 0 2004
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, _____John E. Luth_____, swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
___Seabury Securities LLC_____ , as
of _____December 31_____, 20_03_____, are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____

_____

_____
                                                                                    Signature

                                                                                    Title
_____
          Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Independent auditor's report on internal control.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Seabury Securities LLC

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES
FOR THE YEAR ENDED December 31, 2003
AND OPINION OF
INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS
AND
SUPPLEMENTAL REPORT ON INTERNAL ACCOUNTING CONTROL

Michael R. Sullivan & Company
CERTIFIED PUBLIC ACCOUNTANTS, P.C.

Michael R. Sullivan & Company
CERTIFIED PUBLIC ACCOUNTANTS, P.C.

71 Clinton Road • Garden City, NY 11530 • (516) 742-2324 • Fax (516) 742-0530 • www.mrsullivancpapc.com

Independent Auditors' Report

The Members
Seabury Securities LLC
New York, New York

We have audited the statement of financial condition of Seabury Securities LLC as of December 31, 2003, and the related statements of income (loss), changes in member's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and supplemental schedules are free of material misstatement. An udit includes examining, on a test basis, evidence supporting ıe amounts and disclosures in the financial statements. An lit also includes assessing the accounting principles used and ınificant estimates made by management, as well as evaluating ıe overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Seabury Securities LLC as of December 31, 2003 and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental material listed in the accompanying table of contents is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Michael R. Sullivan & Company

Michael R. Sullivan & Company
Certified Public Accountants, P.C.
February 28, 2004

Seabury Securities LLC
Statement of Financial Condition
As of December 31, 2003

ASSETS

		2003
Current Assets		
Cash	$	409,500
Other Securities - Cash in Money Market Account		114,455
Other Assets		92,528
Total Assets	$	616,483

LIABILITIES AND EQUITY

Current Liabilities	$	358,281
Equity		258,202
Total Liabilities and Equity	$	616,483

Michael R. Sullivan & Company
CERTIFIED PUBLIC ACCOUNTANTS, P.C.

Independent Auditors' Report on Internal Accounting
Control Required by SEC Rule 17a-5

Seabury Securities LLC
New York, New York

In planning and performing our audit of the financial statements
of Seabury Securities LLC for the year ended December 31, 2003,
we considered its internal control structure, including
procedures for safeguarding securities, in order to determine
our auditing procedures for the purpose of expressing our
opinion on the financial statements and not to provide assurance
on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange
Commission, we have made a study of the practices and procedures
(including tests of compliance with practice and procedures)
followed by Seabury Securities LLC that we considered relevant
to the objectives stated in Rule 17a-5(g), in making the
periodic computations of aggregate indebtedness and net capital
under Rule 17a-3(a)(11) and the procedures for determining
compliance with the exemptive provisions of Rule 15c3-3. We did
not review the practices and procedures followed by
verifications and comparisons, and the recording of differences
required by Rule 17a-13 or in complying with the requirements
for prompt payment for securities under Section 8 of Regulations
T of the Board of Governors of the Federal Reserve System,
because the Company does not carry security accounts for
customers or perform custodial functions relating to customer
securities.

The management of the Company is responsible for establishing
and maintaining an internal control structure and the practices
and procedures referred to in the preceding paragraph. In
fulfilling this responsibility, estimates and judgments by
management are required to assess the expected benefits and
related costs of internal control structure policies and
procedures and of the practices and procedures referred to in
the preceding paragraph and to assess whether those practices
and procedures referred to in the preceding paragraph and to
assess whether those practices and procedures can be expected to
achieve the Commission's above mentioned objectives.

-14-

Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which design or operation of the specific internal control structure element does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the Commission's objectives.

Michael R. Sullivan & Company
CERTIFIED PUBLIC ACCOUNTANTS, P.C.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Michael R. Sullivan & Company
Certified Public Accountants, P.C.
Garden City, New York
February 28, 2004

Michael R. Sullivan & Company
CERTIFIED PUBLIC ACCOUNTANTS, P.C.